SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Arch Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03939W 109

(CUSIP Number)

Terrence W. Norchi, M.D.

c/o Arch Therapeutics, Inc.

One Broadway, 14th Floor

Cambridge, Massachusetts 02142

(617) 475-5254

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:

June 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7)

CUSIP No. 03939W 109	Page 2 of 7

1	NAME OF REPORTING PERSONS Terrence W. Norchi, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,419,076 (1)
	8	SHARED VOTING POWER 10,000,000 (2)
	9	SOLE DISPOSITIVE POWER 1,419,076 (1)
	10	SHARED DISPOSITIVE POWER 10,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,419,076 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents shares of Common Stock (as defined in Item 1 below) held of record by Dr. Norchi.

(2)	Represents shares of Common Stock held of record by Twelve Pins Partners, LLC, of which Dr. Norchi is the sole member.

(3)	Consists of the shares of Common Stock described in footnotes 1 and 2 above.

(4)	The percentage was calculated based on 58,645,212 shares of Common Stock outstanding on June 26, 2013, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission (as defined in Item 3 below) on June 26, 2013.

CUSIP No. 03939W 109	Page 3 of 7

1	NAME OF REPORTING PERSONS Twelve Pins Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The percentage was calculated based on 58,645,212 shares of Common Stock outstanding on June 26, 2013, as disclosed by the Issuer in its Current Report on Form 8-K filed with the Commission (as defined in Item 3 below) on June 26, 2013.

Item 1.                  Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (“Common Stock”) of Arch Therapeutics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Broadway, 14th Floor, Cambridge, Massachusetts 02142.

Item 2.                 Identity and Background.

(a)          This Schedule 13D is being filed by Twelve Pins Partners, LLC (“Twelve Pins”) and its sole member, Terrence W. Norchi, M.D. (each of Twelve Pins and Dr. Norchi, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned by such Reporting Person.

(b)          The business address of each of the Reporting Persons is c/o Arch Therapeutics, Inc., One Broadway, 14th Floor, Cambridge, Massachusetts 02142.

(c)          Dr. Norchi is the President and Chief Executive Officer and a director of the Issuer, whose address is set forth in Item 2(b) above, and the sole member of Twelve Pins. Twelve Pins was formed by Dr. Norchi for estate planning purposes.

(d)          During the last five years neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Neither of the Reporting Persons is, nor during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)          Twelve Pins is a limited liability company organized under the laws of the State of Delaware. Dr. Norchi is a citizen of the United States of America.

Item 3.                 Source and Amount of Funds or Other Consideration.

On June 26, 2013, Dr. Norchi received 419,076 shares of Common Stock in consideration for the cancellation of his shares of, and outstanding promissory notes convertible into shares of, the common stock of Arch Therapeutics, Inc., a Massachusetts corporation (“Arch Massachusetts”), which cancellation was effected pursuant to the consummation of the merger (the “Merger”) of Arch Massachusetts with and into Arch Acquisition Corporation, a wholly-owned subsidiary of the Issuer formed for the purpose of the Merger. The Merger was effected pursuant to the terms and conditions of an agreement and plan of merger dated as of May 10, 2013 (the “Merger Agreement”) by and among the Issuer, Arch Acquisition Corporation, and Arch Massachusetts. The Merger and the terms and provisions of the Merger Agreement are described more fully in the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2013 and June 26, 2013 and the above summary is qualified by reference to such descriptions and the full text of the Merger Agreement, which is filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Commission on May 13, 2013.

As a condition to the closing of the Merger, the Merger Agreement required that Dr. Norchi or his specified designees be the holder of record of 10,000,000 shares of Common Stock. In satisfaction of that condition and for the agreement to pay additional nominal cash consideration, Twelve Pins, the designee specified by Dr. Norchi, acquired 10,000,000 shares of Common Stock from a third party in a private transaction prior to the consummation of the Merger.

Item 4.                 Purpose of Transaction.

Dr. Norchi received shares of Common Stock in consideration for his shares of, and securities convertible into shares of, the common stock of Arch Massachusetts upon the consummation of the Merger, and Twelve Pins, as the designee of Dr. Norchi, acquired shares of Common Stock from a third party in a private transaction in satisfaction of a condition to the closing of the Merger.

Each of the Reporting Persons holds shares of Common Stock for general investment purposes. Subject to ongoing evaluation, except as set forth in this Statement, each of the Reporting Persons has no current plans and has not made or entered into any proposals or agreements that would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.                 Interest in Securities of the Issuer.

(a)          According to the Issuer’s Current Report on Form 8-K filed with the Commission on June 26, 2013, after giving effect to the shares of Common Stock issued in connection with the closing of the Merger, as of June 26, 2013 there were 58,645,212 shares of Common Stock outstanding. Twelve Pins is the holder of record and beneficial owner of 10,000,000 shares of Common Stock, which represents approximately 17.1% of the outstanding shares of Common Stock. Dr. Norchi is the holder of record and beneficial owner of 1,419,076 shares of Common Stock, which represents approximately 2.4% of the outstanding shares of Common Stock. As the sole member of Twelve Pins, Dr. Norchi has the power to vote and dispose of, and may be deemed to beneficially own, the securities held of record by Twelve Pins. As a result, Dr. Norchi may be deemed to beneficially own an aggregate of 11,419,076 shares of Common Stock, consisting of the shares held of record by Twelve Pins and the shares held of record by Dr. Norchi.

(b)          Dr. Norchi has sole power to vote and sole power to dispose of the 1,419,076 shares of Common Stock held of record by Dr. Norchi. Each of Dr. Norchi and Twelve Pins has shared power to vote and shared power to dispose of the 10,000,000 shares of Common Stock held of record by Twelve Pins.

(c)          Except as reported in this Statement, neither of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to in Item 3 of this Statement.

In connection with the consummation of the Merger, each of the Reporting Persons has executed a lock-up agreement in favor of the Issuer, pursuant to which the Reporting Persons are restricted from selling or otherwise transferring any of the shares of Common Stock currently held by them for the following periods: for the first 18 months following the closing of the Merger on June 26, 2013, all such shares will be subject to the restrictions set forth in the lock-up agreement, and thereafter 25% of such shares will be released from the restrictions set forth in the lock-up agreement every three months until 100% of such shares are released therefrom. The terms and provisions of the lock-up agreement are described more fully in the Issuer’s Current Report on Form 8-K filed with the Commission on June 26, 2013 and the above summary is qualified by reference to such description and the full text of the lock-up agreement, which is filed as an exhibit to this Statement.

In connection with his service as the President and Chief Executive Officer of the Issuer, Dr. Norchi has entered into an executive employment agreement with the Issuer, effective as of June 26, 2013. Among other things, the executive employment agreement provides that Dr. Norchi shall be eligible, from time to time and at the sole discretion of the Issuer’s Board of Directors, to receive equity grants of Common Stock or rights to acquire Common Stock in accordance with any applicable equity incentive plan of the Issuer, and, in the event of a change of control of the Issuer or the termination of Dr. Norchi’s employment with the Issuer under certain specified circumstances, all unvested shares of Common Stock underlying outstanding equity grants made to Dr. Norchi, if any, would automatically accelerate and become fully vested. As of the date of this Statement, Dr. Norchi has received no equity incentive grants under the Issuer’s equity incentive plan or otherwise. The terms and provisions of the executive employment agreement are described more fully in the Issuer’s Current Report on Form 8-K filed with the Commission on June 26, 2013 and the above summary is qualified by reference to such description and the full text of the executive employment agreement, which is filed as an exhibit to this Statement.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including without limitation relating to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                 Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated July 3, 2013, by and between the Reporting Persons

Exhibit B:	Form of Lock-Up Agreement

Exhibit C:	Executive Employment Agreement, effective June 26, 2013, by and between the Issuer and Terrence W. Norchi (incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed with the Commission on June 26, 2013)

Exhibit D:	Agreement and Plan of Merger, dated May 10, 2013, by and among Arch Therapeutics, Inc., a Nevada corporation, Arch Acquisition Corporation, a Massachusetts corporation, and Arch Therapeutics, Inc., a Massachusetts corporation (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Commission on May 13, 2013)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  July 8, 2013

/s/ Terrence W. Norchi
Terrence W. Norchi

TWELVE PINS PARTNERS, LLC

By:	/s/ Terrence W. Norchi
Name:	Terrence W. Norchi
Title:	Member

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of July 3, 2013.

/s/ Terrence W. Norchi
Terrence W. Norchi

TWELVE PINS PARTNERS, LLC

By:	/s/ Terrence W. Norchi
Name:	Terrence W. Norchi
Title:	Member

Dated as of June 20, 2013

Arch Therapeutics, Inc.

Ladies and Gentlemen:

This letter is being delivered to you in connection with the merger (the “Merger”) of Arch Acquisition Corporation, a wholly owned subsidiary of Arch Therapeutics, Inc. (formerly known as Almah, Inc.), a Nevada Corporation (the “Company”), with and into Arch Therapeutics, Inc., a Massachusetts corporation (to be named Arch Biosurgery, Inc., “Arch”), as a result of which Arch will become the wholly owned subsidiary of the Company, all pursuant to the terms and conditions of that certain Agreement and Plan of Merger dated May 10, 2013 by and among the Company, Arch Acquisition Corporation and Arch. In connection with the Merger, the undersigned has received an aggregate of 7,000,000 shares (the “Shares”) of the common stock, par value $0.001 per share, of the Company.

In connection with the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, during the Lock-Up Period (as defined below), the undersigned will not, without the prior written consent of the Company, sell, contract to sell or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in a disposition by the undersigned at any time in the future of) the Shares, except for transfers that qualify as a bona fide gift or gifts, provided that the donee or donees thereof agree in writing to be bound by transfer restrictions substantially similar to those set forth herein (the restrictions set forth in this sentence, the “Lock-Up Restrictions”). The undersigned understands and agrees that the Lock-Up Restrictions expressly preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in disposition of the Shares during the Lock-Up Period even if such Shares would be disposed of by someone other than the undersigned, including, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to an of the Shares or with respect to any of the Shares (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Shares. As used herein, the “Lock-Up Period” shall mean the period commencing on and including the date of the closing of the Merger and continuing through and including the date that is thirty (30) months after the date of the closing of the Merger; provided, however, that, on the day following the date that is eighteen (18) months after the date of the closing of the Merger and on each three-month anniversary of such day, twenty-five percent (25%) of the total number of Shares shall be released in full from the Lock-Up Restrictions.

The undersigned further acknowledges and agrees that (i) the Shares are not be registered and are “restricted stock” under the Securities Act of 1933, as amended, and (ii) the Company and its agents are authorized to refuse to register on the books of the Company any transfer of any Shares by the undersigned that is not made in accordance with the provisions set forth in this letter during the Lock-Up Period.

The undersigned hereby represents and warrants that he undersigned has full right, power and authority (and, if an individual, legal capacity) to complete, execute and deliver this letter and perform its obligations hereunder. By executing this letter, the undersigned intends to irrevocably bind the undersigned and the personal representatives, successors, and assigns of the undersigned.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the undersigned has executed and delivered this agreement as of the date first set forth above.

Yours very truly,

IF THE UNDERSIGNED IS AN INDIVIDUAL:

Print Name:

IF THE UNDERSIGNED IS AN ENTITY”:

TWELVE PINS PARTNERS, LLC

Signature:	/s/ Terrence W. Norchi

By (Print Name): Terrence W. Norchi

Title: Member

Signature Page — Lock-Up Letter